Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda
NEWS    •    NEWS    •    NEWS    •    NEWS    •    NEWS
Stratus Technologies Bermuda Holdings Ltd. Announces
Financial Results for Second Quarter of Fiscal 2012
Hamilton, Bermuda, October 13, 2011 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today furnished its quarterly financial results with the United States Securities and Exchange Commission on Form 6-K for the fiscal quarter ended August 28, 2011.
For the second quarter ended August 28, 2011, total revenue was $50.7 million, a decrease of $0.5 million or 0.9% as compared to the $51.2 million in the second quarter ended August 29, 2010. Profit from operations for the second quarter ended August 28, 2011 was $8.8 million compared to $9.8 million for the same period last year. The net loss for the second quarter ended August 28, 2011 was $6.3 million compared to $3.5 million for the same period last year. The net loss for the second quarter ended August 28, 2011 includes a loss on extinguishment of debt of $1.2 million related to the excess cash flow payment made on June 30, 2011. The Company reported Adjusted EBITDA, a non-GAAP financial measure, for the second quarter ended August 28, 2011 of $11.5 million compared to $13.1 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”
For the year-to-date period ended August 28, 2011, total revenue was $100.3 million, an increase of $2.1 million or 2.2% as compared to the $98.1 million in the year-to-date period ended August 29, 2010. Profit from operations for the year-to-date period ended August 28, 2011 was $15.8 million compared to $20.0 million for the same period last year. Profit from operations for the year-to-date period ended August 29, 2010 included a gain on sale of subsidiary of $3.7 million related to the sale of our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (“Emergent Business”) in January 2009. The net loss for the year-to-date period ended August 28, 2011 was $12.2 million compared to $6.6 million for the same period last year. Net loss for the year-to-date period ended August 28, 2011 includes a loss on extinguishment of debt of $1.2 million related to the excess cash flow payment made on June 30, 2011. Net loss for the year-to-date period ended August 29, 2010 includes a loss on extinguishment of debt of $3.8 million related to the April 2010 Refinancing. The Company reported Adjusted EBITDA, a non-GAAP financial measure, for the year-to-date period ended August 28, 2011 of $21.4 million compared to $23.1 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”
Second Quarter Results Conference Call
A conference call to review second quarter financial results will be held today, October 13, 2011 at 1:30 p.m. Eastern Time and may be accessed by calling 1-888-549-7750 (U.S. only) or 1-480-629-9722 with a conference ID of 4480045. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 1 303-590-3030 with a conference ID of 4480045 for 30 days.

About Stratus
Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.
Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.
# # #
Stratus, ftServer, Continuum, ActiveService, CALM and Stratus Avance are trademarks or registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.
Investor Relations Contact
Robert C. Laufer
Senior Vice President, CFO
Stratus Technologies
978-461-7343
bob.laufer@stratus.com
© 2011 Stratus Technologies Bermuda Ltd. All rights reserved.
Stratus®, ftServer®, Continuum®, ActiveService™, CALM® and Stratus Avance® are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS (Unaudited)

	August 28,	February 27,
	2011	2011
	(Dollars in thousands, except per
	share data)
ASSETS

Current assets:
Cash and cash equivalents	$24,741	$28,100
Accounts receivable, net of allowance for doubtful accounts of $146 and $315, respectively	37,354	38,079
Inventory	7,346	7,485
Deferred income taxes	1,559	1,440
Prepaid expenses and other current assets	4,821	4,370

Total current assets	75,821	79,474

Property and equipment, net	11,887	13,695
Intangible assets, net	3,380	3,438
Goodwill	9,622	9,584
Deferred income taxes	1,941	1,803
Deferred financing fees	10,477	10,993
Other assets	4,517	4,867

Total assets	$117,645	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,807	7,291
Accrued expenses	11,155	12,828
Accrued interest payable	10,505	10,625
Income taxes payable	234	285
Deferred revenue	36,756	36,199

Total current liabilities	71,457	72,228

Long-term debt, net of discount	252,350	249,069
Embedded derivatives	20,243	18,955
Deferred revenue and other liabilities	15,222	14,328

Total liabilities	359,272	354,580

Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at August 28, 2011 and February 27, 2011 (liquidation preference of $105,145 and $101,101, respectively)	105,145	101,101
Series B: 20,524 shares authorized; 3,532 issued and outstanding at August 28, 2011 and February 27, 2011 (liquidation preference of $56,599 and 54,423, respectively)	56,599	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518

Total redeemable convertible preferred stock	167,262	161,042

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at August 28, 2011 and February 27, 2011	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at August 28, 2011 and February 27, 2011, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at August 28, 2011 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(436,953)	(418,687)
Accumulated other comprehensive gain	2,354	1,209

Total stockholders’ deficit	(408,889)	(391,768)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$117,645	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
For the fiscal thirteen week period ended August 28, 2011 and August 29, 2010

	August 28,	August 29,
	2011	2010
REVENUE
Product	$17,347	$18,225
Service	33,356	32,947

Total revenue	50,703	51,172

COST OF REVENUE
Product	7,635	8,112
Service	14,331	14,597

Total cost of revenue	21,966	22,709

Gross profit	28,737	28,463

OPERATING EXPENSES
Research and development	6,930	6,613
Sales and marketing	7,459	7,100
General and administrative	5,246	4,637
Restructuring charges	—	47
Management fees	300	300

Total operating expenses	19,935	18,697

Profit from operations	8,802	9,766

Interest income	5	9
Interest expense	(11,969)	(11,406)
Loss on extinguishment of debt	(1,222)	—
Other expense, net	(1,632)	(1,794)

Loss before income taxes	(6,016)	(3,425)
Provision for income taxes	309	46

Net loss	$(6,325)	$(3,471)

EBITDA TABLE:
Net (loss) income	$(6,325)	$(3,471)
Add:
Interest expense, net	11,964	11,397
Provision for income taxes	309	46
Depreciation and amortization	1,939	2,364

EBITDA (1)	$7,887	$10,336

Add(deduct)
Restructuring (a)	—	47
Stock-based compensation expense (b)	81	117
Management fees (c)	300	300
Reserves (e)	160	336
Loss on extinguishment of debt (f)	1,222	—
Other expense, net (g)	1,837	1,998

Total adjustments	3,600	2,798

Adjusted EBITDA (1)	$11,487	$13,134

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
For the fiscal twenty-six week period ended August 28, 2011 and August 29, 2010

	August 28,	August 29,
	2011	2010
	(Dollars in thousands)
REVENUE
Product	$34,236	$31,331
Service	66,033	66,806

Total revenue	100,269	98,137

COST OF REVENUE
Product	15,123	14,857
Service	28,240	28,817

Total cost of revenue	43,363	43,674

Gross profit	56,906	54,463

OPERATING EXPENSES
Research and development	14,276	13,633
Sales and marketing	15,245	14,064
General and administrative	11,000	9,849
Amortization of intangibles	—	52
Restructuring charges	—	43
(Gain) on sale of subsidiary	—	(3,655)
Management fees	600	517

Total operating expenses	41,121	34,503

Profit from operations	15,785	19,960

Interest income	11	65
Interest expense	(24,154)	(20,502)
Loss on extinguishment of debt	(1,222)	(3,751)
Other expense, net	(2,015)	(1,844)

Loss before income taxes	(11,595)	(6,072)
Provision for income taxes	625	493

Net loss	$(12,220)	$(6,565)

EBITDA TABLE:
Net loss	$(12,220)	$(6,565)
Add:
Interest expense, net	24,143	20,437
Provision for income taxes	625	493
Depreciation and amortization	3,917	4,934

EBITDA (1)	$16,465	$19,299

Add(deduct)
Restructuring (a)	—	43
Stock-based compensation expense (b)	174	267
Management fees (c)	600	517
(Gain) on sale of subsidiary (d)	—	(3,655)
Reserves (e)	439	575
Loss on extinguishment of debt (f)	1,222	3,751
Other expense, net (g)	2,548	2,337

Total adjustments	4,983	3,835

Adjusted EBITDA (1)	$21,448	$23,134

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows attached to this report.
(a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date year-to-date fiscal periods ended August 29, 2010 reflect changes to prior estimates of liability.

(b)	In the quarter-to-date and year-to-date fiscal periods ended August 28, 2011 we recorded non-cash stock-based compensation expense charges of $0.1 and $0.2 million, respectively. In the quarter-to-date and year-to-date fiscal periods ended August 29, 2010, we recorded non-cash stock-based compensation expense charges of $0.1 and $0.3 million, respectively. These expenses related to share-based awards to employees.

(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group,

and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $2.7 million and $2.4 million at August 28, 2011 and February 27, 2011, respectively.
(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in the year-to-date fiscal period ended August 29, 2010 of $3.7 million.

(e)	In the quarter-to-date and year-to-date fiscal periods ended August 28, 2011, we incurred $0.2 million and $0.4 million of non-cash inventory write downs, respectively. In the quarter-to-date and year-to-date fiscal periods ended August 29, 2010, we incurred $0.3 million and $0.6 million of non-cash inventory write downs, respectively.

(f)	In the quarter-to-date and year-to-date fiscal period ended August 28, 2011 we recorded a $1.2 million loss on extinguishment of debt related to the excess cash flow payment in the fiscal second quarter 2012 related to the Senior Secured Notes. The loss is due to a premium, the write off of a pro-rata portion of deferred financing fees along with debt discount and related fees offset by the reduction of the excess cash flow embedded derivative liability.

In the year-to-date fiscal period ended August 29, 2010 we recorded $3.8 million loss on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In the quarter-to-date fiscal period ended August 28, 2011, we recorded other expense, net of $1.8 million, primarily consisting of $1.3 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.1 million bank fees, $0.3 million of net foreign currency losses and $0.1 million of net miscellaneous and non-recurring charges. In the quarter-to-date fiscal period ended August 29, 2010, we recorded other expense, net of $2.0 million, primarily consisting of $0.9 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.2 million bank fees, $0.7 million of net foreign currency loss and $0.2 million of net miscellaneous and non-recurring charges.

In the year-to-date fiscal period ended August 28, 2011, we recorded other expense, net of $2.5 million, primarily consisting of $1.7 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.3 million bank fees, $0.1 million of net foreign currency losses, $0.3 million of one-time public filing registration costs and $0.1 million of net miscellaneous and non-recurring charges. In the year-to-date fiscal period ended August 29, 2010, we recorded other expense, net of $2.3 million, primarily consisting of $0.9 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.3 million bank fees, $0.7 million of net foreign currency loss and $0.4 million of net miscellaneous and non-recurring charges.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
For the fiscal twenty-six week periods ended August 28, 2011 and August 29, 2010

	August 28,	August 29,
	2011	2010
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(12,220)	$(6,565)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,917	4,934
Amortization of deferred financing costs	5,143	3,807
Stock-based compensation	174	267
Provision for doubtful accounts	122	61
Inventory provision	439	575
Loss on extinguishment of debt	1,222	3,751
Premium on excess cash flow payment	(999)	—
Loss on change in fair value of embedded derivatives	1,662	882
Gain from sale of subsidiary	—	(3,655)
Gain on retirement of property and equipment	—	(2)
Interest payable-in-kind	3,847	2,883
Changes in assets and liabilities
Accounts receivable	1,265	2,273
Inventory	(562)	(1,208)
Prepaid expenses and other current assets	(346)	(943)
Accounts payable	323	835
Accrued expenses	(1,819)	(1,407)
Accrued interest payable	(120)	7,323
Income taxes payable	(71)	353
Deferred revenue	497	(4,613)
Other long-term assets and liabilities	742	1,225

Net cash provided by operating activities	3,216	10,776

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(1,787)	(3,266)
Proceeds from sale of subsidiary	—	3,555
Other long-term assets	(40)	(36)

Net cash (used in) provided by investing activities	(1,827)	253

FINANCING ACTIVITIES
Cash flows from financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	(4,997)	(218,000)
Payment of debt and equity issuance fees	(308)	(12,930)
Proceeds from revolving credit facility	—	8,000
Payments on revolving credit facility	—	(30,000)

Net cash used in financing activities	(5,305)	(45,649)

Effect of exchange rate changes on cash	557	(30)

Net decrease in cash and cash equivalents	(3,359)	(34,650)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$24,741	$22,118